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Sadia

# 2024
# RESULTS

# SUMMARY











Sadia
#PIZZA

brf

**São Paulo, February 26th, 2025 -** BRF S.A. (B3: BRFS3; NYSE: BRFS) – "BRF" or "Company" releases its results for the 4th quarter and full year of 2024. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2023 and/or prior's years, as indicated.

# FINANCIAL INDICATORS

**NET REVENUE**
R$ **61,379**
Million R$
53,615 Million in 2023

**GROSS PROFIT**
R$ **15,836**
Million R$
8,834 Million in 2023

**GROSS MARGIN**
**25.8%**
16.5% in 2023

**NET INCOME (LOSS)**
R$ **3,692**
Million R$
(1,869) Million in 2023

**ADJUSTED EBITDA**
R$ **10,508**
Million R$
4,721 Million in 2023

**ADJUSTED EBITDA MARGIN[1]**
**17.4%**
8.7% in 2023

**FREE CASH FLOW**
R$ **6,524**
Million R$
(1,105) Million in 2023

**NET LEVERAGE**
**0.79x**
2.01x in 2023

**DEBT AVERAGE TERM**
**8.4**
years
7.9 years in 2023

**MARKET CAP**
R$ **31.73**
US$ **5.62**
Billion
Base: 02/25/2025

**STOCK PRICES**
BRFS3 R$ **18.86**
BRFS US$ **3.34**
Base: 02/25/2025

**ISSUED SHARES**
**1,682,473,246**
**61,629,171**
ON Shares / Treasury Shares
Base: 12/31/2024

# CONFERENCE CALL

**02/27/2024 – Thursday - 8h00 US ET | 10h00 BRT**

**Access in: Click here**

1 - Excludes the effects of Türkiye's hyperinflation in all periods and the debt designated as hedge accounting in the 2023 consolidated result

# MESSAGE FROM THE CHAIRMAN

Dear employees, shareholders, partners and clients,

2024 was a truly historic year for BRF. BRF's path to recovery under a new strategic direction, which began in 2022, resulted in record profits and EBITDA and the return of remuneration to our shareholders. The company posted the highest free cash flow generation since its foundation, allowing for a significant reduction in debt levels.

The management focused on operational efficiency and financial discipline has consolidated the company's high-performance culture. The company's competitive advantages have also gained traction through the exchange of best practices with Marfrig and by taking advantage of joint opportunities. We launched Sadia Bassi and Perdigão Montana in Brazil, and announced the entry of Sadia as the main brand in the global beef market from January 2025.

The historic moment also marked a new chapter in the company's international expansion. Continuing its strategy of focusing on value-added products with strong brands and market diversification, BRF acquired a stake in the Addoha Poultry Company, one of Saudi Arabia's leading chicken producers; announced an investment in its first processed food plant in China; and signed an agreement to acquire 50% of Gelprime, a company specializing in the production, sales and distribution of gelatine and collagen.

BRF begins 2025 focused on sustainable growth, with strategic investments focused on increasing the capacity of processed products on the Brazilian and international production platforms. The company is pursuing its strategy of maximizing revenue by diversifying markets and leading its brands, which already offer a complete multi-protein portfolio to meet the most diverse consumer profiles worldwide.

I would like to thank all the employees who worked hard and committedly to deliver the year's records. Thank you also to our shareholders and the Board of Directors for their trust and to the integrated farmers, partners and clients who were part of this historic moment, strengthening our mission to feed the future with strong brands and quality products.

*Marcos Antonio Molina dos Santos*
*Chairman of the Board of Directors*

# **MESSAGE** FROM MANAGEMENT

Dear Mr./Madam,

In 2024, BRF delivered the best operational and financial performance in its history. The record results reflect the consistency of the work started more than two years ago under a new strategic direction focused on operational efficiency, capturing market opportunities and financial discipline. With a historic revenue of R$ 61.4 billion, 14% higher than in 2023, the company reported a record EBITDA of R$ 10.5 billion, with a margin of 17.4%. Net income reached R$ 3.7 billion, the highest in the company's history. These outstanding operational levels contributed to the best cash generation in BRF's trajectory, totaling R$ 6.5 billion for the year.

Another key factor in achieving the best annual performance since BRF's creation was capital allocation, which enabled the reduction of net debt and the resumption of shareholder remuneration, with R$ 1.1 billion paid in interest on capital. The company's leverage declined from 2.01x in 2023 to 0.79x in 2024.

These results were achieved through increased sales volumes, particularly in the processed foods portfolio, which gained market share across all categories. Efficient commercial execution, the expansion of products and markets, and strategic innovations also played a crucial role in the company's strong performance in 2024. In addition, the company continued to improve its operating indicators through BRF+, which reached a capture of R$1.5 billion in the year, consolidating a culture of high performance in the company.

The Brazil segment posted a historic performance, with 327,000 active clients. Sadia and Perdigão celebrated their 80th and 90th anniversaries, respectively, and have consolidated their position as leaders in the country. The seasonal campaign registered record sales and confirmed BRF's leadership in this category as well. Annual revenue in the domestic market reached R$ 28.8 billion, an increase of 7.4% compared to 2023. EBITDA totaled R$ 4.5 billion, with a margin of 15.5%, an improvement of 4.1 percentage points compared to 2023.

In the International segment, the company achieved record profitability, driven by an increased share of processed products in the portfolio, the recovery of protein prices, and the ongoing strategy of market diversification. The company has obtained 175 new export authorizations since 2022, 84 in the year. Reported EBITDA reached R$ 5.7 billion—five times the 2023 figure — achieving a margin of 20.2%, an increase of 15.8 percentage points year over year. Our brands continue to lead the market in the Middle East, with Sadia reaching a 37.5% market share in GCC countries and Banvit holding 26% in Türkiye.

BRF also made significant progress on its Sustainability agenda. It became the first food company in Brazil to have its climate targets approved by the Science Based Targets Initiative (SBTi) and achieved its commitment to 100% monitoring of grain suppliers. In addition, together with Marfrig, the company supported the BRF Institute's "Juntos pelo Sul" (Together for the South) campaign in support of the victims of the floods in Rio Grande do Sul, which raised more than R$6 million.

The company ends 2024 with the lowest absenteeism rates in the last four years and the lowest turnover rate since 2Q21. None of this year's achievements would have been possible without our approximately 100,000 employees, to whom we extend our gratitude for their dedication and commitment.

We thank our chairman and controller Marcos Molina and the Board of Directors for their support and decisive strategic direction, the trust of our shareholders and the partnership of our integrated farmers, clients, suppliers and the communities where we operate.

We begin 2025 motivated to continue the company's journey of evolution with efficiency, agility and simplicity, opening a new chapter of sustainable growth and value generation.

*Miguel Gularte*
*CEO*

# OPERATIONAL AND FINANCIAL PERFORMANCE

| Highlights (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Volume (Thousand Tons) | 1,328 | 1,255 | 5.9% | 1,273 | 4.4% | 4,998 | 4,854 | 3.0% |
| **Net Revenues** | **17,549** | **14,426** | **21.6%** | **15,523** | **13.1%** | **61,379** | **53,615** | **14.5%** |
| Average Price (R$/kg) | 13.21 | 11.50 | 14.9% | 12.20 | 8.3% | 12.28 | 11.05 | 11.2% |
| COGS | (13,078) | (11,234) | 16.4% | (11,312) | 15.6% | (45,543) | (44,782) | 1.7% |
| COGS/Kg | (9.84) | (8.95) | 10.0% | (8.89) | 10.7% | (9.11) | (9.23) | (1.2%) |
| **Gross Profit** | **4,471** | **3,193** | **40.0%** | **4,210** | **6.2%** | **15,836** | **8,834** | **79.3%** |
| Gross Margin (%) | 25.5% | 22.1% | 3.4 p.p. | 27.1% | (1.6) p.p. | 25.8% | 16.5% | 9.3 p.p. |
| **Net (Loss) Income** | **868** | **754** | **15.0%** | **1,137** | **(23.7%)** | **3,692** | **(1,869)** | **(297.5%)** |
| Net Margin (%) | 4.9% | 5.2% | (0.3) p.p. | 7.3% | (2.4) p.p. | 6.0% | (3.5%) | 9.5 p.p. |
| **Adjusted EBITDA** | **2,803** | **1,903** | **47.2%** | **2,968** | **(5.6%)** | **10,508** | **4,721** | **122.6%** |
| Adjusted EBITDA Margin (%) | 16.0% | 13.2% | 2.8 p.p. | 19.1% | (3.1) p.p. | 17.1% | 8.8% | 8.3 p.p. |
| **EBITDA** | **2,822** | **1,794** | **57.3%** | **2,873** | **(1.8%)** | **10,365** | **4,061** | **155.2%** |
| EBITDA Margin (%) | 16.1% | 12.4% | 3.7 p.p. | 18.5% | (2.4) p.p. | 16.9% | 7.6% | 9.3 p.p. |
| **Cash Generation (Consumption)** | **2,114** | **613** | **244.6%** | **1,839** | 15.0% | **6,524** | **(1,105)** | **690.6%** |
| Net Debt | 8,325 | 9,475 | (12.1%) | 6,866 | 21.2% | 8,325 | 9,475 | (12.1%) |
| Leverage (Net Debt/Adj.EBITDA LTM) | 0.79x | 2.01x | (60.5%) | 0.71x | 10.9% | 0.79x | 2.01x | (60.5%) |

The consolidated results for 4Q24 and the full year of 2024 were impacted by hyperinflation in Türkiye, which is highlighted below:

| Highlights (Million R$) | Consolidated Results 4Q24 | Türkiye Hyperinflation | Consolidated Managerial Results 4Q24 | Chg. % | Consolidated Results 2024 | Türkiye Hyperinflation | Consolidated Managerial Results 2024 | Chg. % |
|---|---|---|---|---|---|---|---|---|
| Volume (Thousand Tons) | 1,328 | - | 1,328 | - | 4,998 | 0 | 4,998 | - |
| **Net Revenues** | **17,549** | (706) | **16,844** | (4.0%) | **61,379** | 924 | **60,455** | (1.5%) |
| Average Price (R$/kg) | 13.21 | - | 12.68 | (4.0%) | 12.28 | 0.00 | 12.10 | (1.5%) |
| COGS | (13,078) | 599 | (12,479) | (4.6%) | (45,543) | (890) | (44,653) | (2.0%) |
| COGS/Kg | (9.84) | - | (9.39) | (4.6%) | (9.11) | 0.00 | (8.93) | (2.0%) |
| **Gross Profit** | **4,471** | (106) | **4,365** | (2.4%) | **15,836** | 34 | **15,802** | (0.2%) |
| Gross Margin (%) | 25.5% | - | 25.9% | 0.4 p.p. | 25.8% | 0.0% | 26.1% | 0.3 p.p. |
| **EBITDA** | **2,822** | (108) | **2,714** | (3.8%) | **10,365** | 75 | **10,290** | (0.7%) |
| EBITDA Margin (%) | 16.1% | - | 16.1% | 0.0 p.p. | 16.9% | 0.0% | 17.0% | 0.1 p.p. |
| **Adjusted EBITDA** | **2,803** | - | **2,803** | 0.0% | **10,508** | 0 | **10,508** | 0.0% |
| Adjusted EBITDA Margin (%) | 16.0% | - | 16.6% | 0.6 p.p. | 17.1% | 0.0% | 17.4% | 0.3 p.p. |
| **Net (Loss) Income Total Consolidated** | **868** | (165) | **703** | (19.0%) | **3,692** | (235) | **3,457** | (6.4%) |
| Net Margin - Total Consolidated (%) | 4.9% | - | 4.2% | (0.7) p.p. | 6.0% | 0.0% | 5.7% | (0.3) p.p. |

Below we will present the results by business segment from a managerial perspective, excluding: i) the accounting effects of hyperinflation in Türkiye in all periods, and ii) the debt designated as hedge accounting in the 2023 consolidated results.

The effects of the weather events in Rio Grande do Sul are described on page 21 of this Management Report and in Note 1.2 to the Financial Statements.



# BRAZIL
## SEGMENT

brf

# BRAZIL SEGMENT

| Brazil Segment (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Operating Revenues | 8,567 | 7,390 | 15.9% | 7,240 | 18.3% | 28,841 | 26,859 | 7.4% |
| Average price (R$/kg) | 12.74 | 12.31 | 3.5% | 11.81 | 7.9% | 12.09 | 12.05 | 0.4% |
| COGS | (6,261) | (5,347) | 17.1% | (5,281) | 18.6% | (21,107) | (20,942) | 0.8% |
| COGS/kg | (9.31) | (8.90) | 4.6% | (8.61) | 8.1% | (8.85) | (9.39) | (5.8%) |
| Gross Profit | 2,305 | 2,044 | 12.8% | 1,959 | 17.7% | 7,734 | 5,917 | 30.7% |
| Gross Margin (%) | 26.9% | 27.7% | (0.8) p.p. | 27.1% | (0.2) p.p. | 26.8% | 22.0% | 4.8 p.p. |
| Adjusted EBITDA | 1,260 | 1,153 | 9.2% | 1,203 | 4.7% | 4,469 | 3,071 | 45.5% |
| Adjusted EBITDA Margin (%) | 14.7% | 15.6% | (0.9) p.p. | 16.6% | (1.9) p.p. | 15.5% | 11.4% | 4.1 p.p. |

In 2024, we achieved an EBITDA of R$ 4,469 million in Brazil, with a margin of 15.5%, representing an increase of 4.1 percentage points compared to 2023, with growth across the entire portfolio. This performance reflects our strategy of sustainable growth, driven by a continuous increase in sales volumes, particularly in the processed products portfolio. Through increasingly efficient commercial execution, we reached a historic milestone of 327,000 active clients and improved key retail indicators, including product availability in stores, shelf space share, and adherence to suggested pricing at points of sale. These efforts significantly contributed to expanding our market share to 40.8%[2] (value share), with growth across all categories.

For the year, the percentage of FIFO discounts has reached an all-time low, highlighting the assertiveness of demand planning and production plans.

In 4Q24, we recorded an adjusted EBITDA of R$ 1,260 million, with a margin of 14.7%.

Additionally, we highlight the success of our seasonal campaign, which achieved record sales volumes with the lowest level of unsold inventory in history. This result was supported by various commercial execution initiatives, as well as marketing and trade marketing campaigns, and was reflected in a market share[3] of 76% in turkeys, 66% in specialty poultry and 42% in Christmas ham, consolidating Sadia and Perdigão as the leading brands for Brazilian Christmas.

In Brazil, the unemployment rate reached 6.2% in the moving quarter ending in December, with the annual average at 6.6% in 2024, the lowest result since the historical series began in 2012[4]. The average income indicator showed growth for the second consecutive year[5], and in 2024, this expansion covered both formal and informal labor markets. Historically, the improvement in these indicators tends to drive sales of our products, particularly within the processed food portfolio.

2 - Source: Nielsen
3 - Source: Nielsen
4 - Source: Brazilian Institute of Geography and Statistics (IBGE) – PNAD Contínua - Unemployment rate for the moving quarter ending in December/24 and annual average rate
5 - Source: Brazilian Institute of Geography and Statistics (IBGE) – PNAD Contínua - Average Real Regular Income of Employed Persons – R$ 3,225 in 2024, R$ 3,110 in 2023, and R$ 2,901 in 2022

# BRAND HIGHLIGHTS

The seasonal campaign leveraged commercial, logistical, and communication efforts to achieve record-breaking sales volume, with Sadia and Perdigão securing the #1 and #2 positions in the category[6] and a combined market share of 59.5%[7] .

Sadia, the Top of Mind brand for Christmas dinner[8], celebrated the occasion with two films. The first revived the essence of Christmas, emphasizing that the best gift is having family gathered around the table. The second film featured our ambassador and Brazil's greatest Olympic medalist, Rebeca Andrade, who demonstrated how to search for recipes by audio on the Sadi.a chatbot and highlighted the new recipe for Supreme Sadia special poultry with natural spices, white wine and sparkling wine. Sadia also introduced innovative, convenient options for holiday meals, such as the Beef Rib with Special Sauce Sachet, ready in just 15 minutes, and the Stuffed Turkey Breast with Caramelized Onion Farofa, which can be prepared in an air fryer.

Perdigão, the most present and chosen food brand in Brazilian households[9], promoted its Chester® Perdigão, the market leader in specialty poultry, through a campaign that humorously depicted typical holiday moments, reinforcing its emotional connection with consumers and the message that "Only Perdigão has Chester®". The brand also expanded its portfolio with the convenient Shredded Chester® Breast and Chester® Na Brasa Sausage, ideal for those who celebrate Christmas with a traditional Brazilian barbecue.

In the last quarter, Perdigão strengthened its presence in sports sponsorships with a new campaign positioning Perdigão Na Brasa as the official barbecue of the NFL in Brazil and announcing its continued sponsorship of the Copa do Nordeste in 2025 for the second consecutive year.

Qualy, the first and only margarine brand to recycle 100% of its packaging, launched a new digital campaign in December featuring sustainability ambassador Rebeca Andrade, who highlighted the 4Rs of sustainability: Recycling, Reuse, Repurposing, and Recipes. The initiative encouraged consumers to adopt more eco-conscious habits, reinforcing the brand's positive impact on daily life. Qualy closed another year as the undisputed market leader in its category.

As a result of marketing actions and commercial efficiency and capillarity, we ended 2024 with the #1 and #2 processed food brands in Brazil, achieving a 40.8% market share[10].

6 - Source: Nielsen
7 - Source: Nielsen
8 - Top of Mind Datafolha 2023 | 2024
9 - Source : Kantar
10 - Source: Nielsen



# INTERNATIONAL
## SEGMENT

brf

# INTERNATIONAL SEGMENT

| International Segment (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| **Net Operating Revenues** | **7,345** | **6,209** | **18.3%** | **7,347** | **(0.0%)** | **28,249** | **24,433** | **15.6%** |
| Average price (R$/kg) | 13.48 | 11.33 | 19.0% | 13.36 | 0.9% | 12.92 | 11.26 | 14.7% |
| COGS | (5,501) | (5,000) | 10.0% | (5,224) | 5.3% | (20,851) | (21,509) | (3.1%) |
| COGS/kg | (10.10) | (9.12) | 10.7% | (9.50) | 6.3% | (9.54) | (9.91) | (3.8%) |
| **Gross Profit** | **1,844** | **1,209** | **52.5%** | **2,123** | **(13.1%)** | **7,398** | **2,925** | **152.9%** |
| Gross Margin (%) | 25.1% | 19.5% | 5.6 p.p. | 28.9% | (3.8) p.p. | 26.2% | 12.0% | 14.2 p.p. |
| **Adjusted EBITDA** | **1,495** | **687** | **117.7%** | **1,629** | **(8.2%)** | **5,706** | **1,073** | **431.8%** |
| Adjusted EBITDA Margin (%) | 20.4% | 11.1% | 9.3 p.p. | 22.2% | (1.8) p.p. | 20.2% | 4.4% | 15.8 p.p. |

In 2024, we achieved an adjusted EBITDA of R$ 5,706 million, with a margin of 20.2%, representing a 15.8 percentage point increase compared to 2023. This profitability growth was driven by:

i) the recovery of protein prices in international markets, overcoming the global chicken oversupply scenario observed in 2023;

ii) the strategy of diversifying markets by gaining new export authorizations, which allowed us to capture the best market opportunities. In 2024, we obtained 84 new authorizations, including the authorizations to export in natura and processed chicken meat to the United Kingdom, marking the return of BRF's exports to the European continent, as well as the authorizations to export chicken and pork protein to the Philippines and pork to the United States; and

iii) the higher share of processed products in sales in all the markets in which we operate. In line with this purpuse, in November 2024, we announced the acquisition of a production facility in Henan Province, China, with a processing capacity of 28,000 tons per year, with potential for expansion.

Another factor contributing to the profitability of the International segment was the depreciation of the Brazilian real against the US dollar over the year (average PTAX exchange rate of R$ 4.99 in 2023 vs. R$ 5.39 in 2024[11]), boosting prices in reais.

For the quarter, we reported an adjusted EBITDA of R$ 1,495 million, with a 20.4% margin. The 1.8 percentage point decline in margin compared to the previous quarter was mainly due to: i) the accommodation of prices in dollars for chicken protein in some markets, ii) higher production costs at our Brazilian and Turkish facilities, and iii) exchange rate impacts on the turnover of our inventories held and traded in international markets.

In the GCC[12], aligned with our strategy to increase the share of value-added products, we achieved record production of processed products at our Dammam plant in Saudi Arabia during the fourth quarter. Notably, we expanded our breaded products portfolio with the launch of two new SKUs, designed for convenience and local consumer preferences. We remain the market leader in the region, with a total market share of 37.4% and a 1.0 percentage point quarter-over-quarter increase in processed products[13]. To further expand our product offering and strengthen our local presence, we announced in October 2024, through our Joint Venture with the Public Investment Fund (PIF), the acquisition of a 26% stake in Addoha Poultry Company, a company specializing in chicken slaughtering in Saudi Arabia. This acquisition will enable us to enter the chilled poultry segment in the country.

In Turkey, we achieved a total market share of 25.7% and a 29.6% share in processed products[14], both record-breaking results. This success is attributed to the investment made in 2023 at the Bandirma plant to expand the production capacity of processed products, which also reached a new record in production volume in the last quarter.

In the Asian market, we observed downward pressure on prices in US dollars. According to SECEX[15], Brazilian chicken meat exports to Japan fell by 2.0% q/q and by 0.9% q/q to China[16]. In the Americas, we highlight the growth in market share in all the categories in which we operate in Chile[17]. In Africa, we have expanded sales volumes and profitability, driven by the strong performance of processed products.

11 - Source: Central Bank of Brazil – Ptax average for the reported periods
12 - Gulf Cooperation Council (GCC): Member countries include Saudi Arabia, Bahrain, Qatar, United Arab Emirates, Kuwait, and Oman
13 - Source: Nielsen – 4Q24 and 4Q24 vs. 3Q24
14 - Source: Nielsen – 4T24
15 - Brazilian Foreign Trade Secretariat – Government of Brazil
16 - Source: Secex – Average prices 4Q24 vs. average prices 3Q24
17 - Source: Nielsen – FY24 vs. FY23

# BRAND HIGHLIGHTS

In GCC countries, during the fourth quarter, we continued our growth journey in value-added product sales, resulting in a market share gain[18] of 0.9 percentage points compared to 4Q23 and 1.0 percentage point compared to the previous quarter.

The quarter was marked by a series of strategic activations and campaigns, aimed at expanding the breaded product segment. In November, Sadia launched new and innovative flavors in the Broasted line, including Garlic Parmesan and Mango Habanero. This category has significant growth potential, and product variety is essential to drive renewal and encourage greater consumer experimentation.

The Taste of Abu Dhabi Festival served as an excellent platform for the launch of Broasted innovations, showcasing the range's variety and offering engaging experiences through fun activities linked to flavors, tastings and branded gifts. The event attracted numerous visitors and gained further visibility through social media amplification.

In the digital space, the campaign focused on highlighting the Broasted and Tempura Breaded lines, emphasizing flavor variety, convenience, and the restaurant-style experience that can be enjoyed at home.

Additionally, we launched our first-ever eSports experience through a gaming tournament in Saudi Arabia, targeting young adults and gaming enthusiasts. This innovative campaign achieved a high engagement rate, reinforcing the message that with Sadia, consumers can enhance their snacking experience.

In Türkiye, our largest fourth-quarter communication campaign was the New Year campaign, which was aired on TV, social media, and multiple digital channels with the message: "If it's Banvit, everyone is more than okay at happy New Year tables!" Through our TV campaign, 75% of our target audience saw our ad at least once.

We partnered with Refika's Kitchen to create four different recipes using our hero product, the Roaster. We also launched an AI-powered New Year's menu suggestion project on Turkey's most-visited Q&A website, Kızlar Soruyor. To target a younger audience, we developed New Year's recipes featuring our top four products on the social content platform Onedio. We sponsor the daily bulletins of the online news agency Aposto and, for the first time, we sponsor a podcast, successfully over the New Year period on several platforms. Through all these social media and digital platform projects, we achieved 85.1 million impressions.

Once again, Banvit was recognized as Turkey's most preferred brand, with a preference rate four times higher than our closest competitor. Additionally, we were featured for the 10th time in the "Most Admired Companies in the Business World" survey, organized by Capital Magazine, which includes participation from prominent figures in the business community.

Across the rest of the world, we launched 134 new SKUs in 2024, aiming to enhance flexibility and profitability in exports. Of these, 31 SKUs are processed products, reinforcing our strategy to increase the share of processed foods in our export portfolio. Notably, we introduced a new burger line for Chile, along with Sadia's new visual identity as part of the brand's global positioning strategy. Additionally, we launched new cooked products and turkey breast for the UK, breaded products for Africa, pork cuts for Japan and the United States, and sausages for Cuba.

On the marketing front, we launched the biggest 360 campaign ever in Chile, achieving significant growth in market share and profitability, reinforcing the "Seu dia pede Sadia" (Your day calls for Sadia) campaign. We participated in multiple trade fairs worldwide, showcasing both BRF and Marfrig's portfolios, with highlights including SIAL Paris, IFE London, and SIAL Shanghai. At the end of the year, to cap off a historic 2024, we introduced Sadia's new brand positioning for the beef portfolio and its expansion strategy for 2025, together with Marfrig.

18 - Source: Nielsen



# OTHER SEGMENTS

# OTHER SEGMENTS

| Other Segments (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Net Operating Revenues | 932 | 839 | 11.1% | 976 | (4.6%) | 3,365 | 2,905 | 15.9% |
| Average price (R$/kg) | 8.38 | 7.91 | 6.0% | 8.92 | (6.1%) | 7.88 | 6.38 | 23.5% |
| COGS | (723) | (606) | 19.2% | (748) | (3.3%) | (2,590) | (2,140) | 21.0% |
| COGS/kg | (6.51) | (5.72) | 13.8% | (6.84) | (4.8%) | (6.06) | (4.70) | 29.0% |
| Gross Profit | 209 | 232 | (10.2%) | 228 | (8.7%) | 776 | 765 | 1.4% |
| Gross Margin (%) | 22.4% | 27.7% | (5.3) p.p. | 23.4% | (1.0) p.p. | 23.0% | 26.3% | (3.3) p.p. |
| Adjusted EBITDA | 128 | 98 | 30.6% | 130 | (1.2%) | 422 | 440 | (4.1%) |
| Adjusted EBITDA Margin (%) | 13.7% | 11.7% | 2.0 p.p. | 13.3% | 0.4 p.p. | 12.5% | 15.1% | (2.6) p.p. |

In Ingredients, as a result of our market diversification strategy through new export authorizations and the improvement of BRF+ yield indicators, we continued to observe a reduction in product availability for this business segment. However, in 2024, we advanced our plan to maximize profitability by increasing the share of value-added products in sales, introducing key additions to the portfolio, such as palatants and heparin. Additionally, in December 2024, we announced an agreement to acquire 50% of Gelprime, a company engaged in the production, sales, and distribution of gelatin and collagen through the processing of animal-based raw materials. This acquisition will allow us to expand profitability and diversify our business operations.

The year 2024 was also significant for the Pet Food segment. We expanded in the super premium natural segment and under a new management direction, we rationalized our SKUs, increased the distribution and prescription of our products, invested in our brands, expanded our export destinations and launched innovative products. These combined initiatives enabled us to grow both volume and profitability. For 2025, we have already started the year with the incorporation of several legal entities into a single one and we have implemented SAP for all processes, which will allow us to advance in integration and monitoring of the main business KPIs.

During the year of 2024, the company carried out one-off arbitrage operations involving the sale of grains between regions as a result of its more active role in identifying market opportunities that allow for a reduction in origination costs. These operations contributed to the improvement in the absolute result of the Other Segments business.

# BRAND HIGHLIGHTS

**Pet:** In the Premium Special segment, GranPlus continues to feature prominently in the media, with merchandising inserts during breaks in the Masterchef program and through an exclusive partnership with Rebeca Andrade. Additionally, the brand innovated with the "Flavor Experts" campaign, featuring a dog and a cat as brand ambassadors on social media. Throughout the year, GranPlus introduced key innovations, including new pâtés for dogs and cats and delicious biscuits for dogs. In 2024, we also celebrated 20 years of Guabi Natural, a pioneering brand in the Super Premium Natural segment in Brazil.



## Corporate

| Corporate (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Gross Profit | 7 | (0) | n.m. | (5) | 230.8% | (105) | 30 | (446.7%) |
| Adjusted EBITDA | (80) | (34) | (132.8%) | 7 | (1290.6%) | (89) | 137 | (164.8%) |

The costs and expenses related to the climate events in Rio Grande do Sul during the second quarter were allocated to the Corporate segment due to their non-recurring nature and lack of direct correlation with market operations. As a result, the negative gross profit of R$ 105 million for the year and the positive R$ 7 million in the quarter reflect the impact on the Cost of Goods Sold (COGS), net of insurance advances received. For more details on these impacts, please refer to page 21 of this report and Explanatory Note 1.2 of the Financial Statements.

The adjusted EBITDA for this segment is explained, among other factors, by the sale and write-off of fixed assets, the reversal/provision of tax contingencies, and adjustments related to the impact of climate events. Further details on these results are available in Explanatory Note 24 of the Financial Statements.



brf

# CONSOLIDATED
## PERFORMANCE

# 1. NET OPERATING REVENUE

| NOR (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Volume (Thousand Tons) | 1,328 | 1,255 | 5.9% | 1,273 | 4.4% | 4,998 | 4,854 | 3.0% |
| Net Operational Revenues | 17,549 | 14,426 | 21.6% | 15,523 | 13.1% | 61,379 | 53,615 | 14.5% |
| Average Price (NOR) | 13.21 | 11.50 | 14.9% | 12.20 | 8.3% | 12.28 | 11.05 | 11.2% |



5.3%
4Q24
48.8%
45.9%
5.8%
4Q23
51.2%
43.0%
6.3%
3Q24
46.6%
47.1%
Brazil
International
Other Segments

In 2024, we observed a 14.5% y/y increase in net revenue, primarily driven by: i) a 3.0% increase in sales volumes, ii) an 11.2% y/y increase in the average price, influenced by several factors, including the recovery of in naura chicken protein prices and the exchange rate impact on the International segment's revenue (average PTAX of R$ 4.99 in 2023 vs. R$ 5.39 in 2024[19]), iii) the impact of hyperinflation in Türkiye, which contributed R$ 924 million to revenue in 2024. For the quarter, net revenue grew 21.6% y/y and 13.1% q/q.

From a managerial perspective, where we exclude the effects of hyperinflation in Türkiye across all periods and the debt designated as hedge accounting in the consolidated 2023 results, our net revenue reached R$ 60,455 million in 2024, compared to R$ 54,197 million in 2023, representing an 11.5% y/y increase. In 4Q24, net revenue reached R$ 16,844 million, compared to R$ 14,439 million in 4Q23 and R$ 15,563 million in 3Q24, reflecting an increase of 16.7% y/y and 8.2% q/q.

## Operating Income Protection Strategy - hedge accounting

For the full year, the impact of financial instruments used for foreign exchange hedging totaled -R$ 236.989 million, as detailed in Explanatory Note 23.2 of the Financial Statements. In 4Q24, the impact of these instruments totaled -R$ 154.769 million, resulting from settled positions during the quarter, which were originally contracted over the previous 12 months.

| Build-up of Derivatives Instruments Settled in 4Q24 | 4Q23 | 1Q24 | 2Q24 | 3Q24 | 4Q24 |
|---|---|---|---|---|---|
| Cummulative Notional Exposure (US$ Million) | 46 | 101 | 553 | 682 | 727 |
| Average Strike Price (BRL/USD)* | 5.25 | 5.15 | 5.30 | 5.36 | 5.59 |

* Weighted average rate

Similarly, the outstanding position, according to Note 23.2.1.ii to the financial statements, is shown below.

| Derivatives Instruments by Expiry Date (Million US$) | 1Q25 | 2Q25 | 3Q25 | 4Q25 |
|---|---|---|---|---|
| Notional to be settled in each period | 585 | 349 | 208 | 102 |
| Strike Price (BRL/USD)* | 5.94 | 6.01 | 6.20 | 6.44 |

* Weighted average rate

The company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as their probability evolves and assuming a defined time horizon of up to 12 months. For the purposes of cash flow hedging, we emphasize that its objective is to protect the operating result and reduce volatility, and under no circumstances may derivative financial instruments be contracted for speculative purposes.

19 - Source: Central Bank of Brazil - Average Ptax for the periods reported

# 2. COSTS, EXPENSES
# E OTHER OPERATING RESULTS

## Costs of Good Sold (COGS)

| COGS (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Cost of Goods Sold | (13,078) | (11,234) | 16.4% | (11,312) | 15.6% | (45,543) | (44,782) | 1.7% |
| COGS/kg | (9.84) | (8.95) | 10.0% | (8.89) | 10.7% | (9.11) | (9.23) | (1.2%) |
| Cost of Goods Sold (Managerial) | (12,479) | (10,953) | 13.9% | (11,257) | 10.9% | (44,653) | (44,561) | 0.2% |
| COGS/kg (Managerial) | (9.39) | (8.73) | 7.6% | (8.85) | 6.2% | (8.93) | (9.18) | (2.7%) |

Observing the consolidated results for 2024, we noted a 1.2% reduction in unit costs from a corporate perspective, and a 2.7% reduction from a managerial perspective, where we excluded the effects of hyperinflation in Türkiye, being justified mainly by the decrease in grain and oil consumption costs and operational efficiency gains from BRF+, which in 2024 advanced across multiple indicators, reaching R$ 1.460 billion in cumulative savings for the year. These effects were partially offset by several factors, including cost inflation affecting supplies and services, higher production costs at the Türkiye platform, and the impact of exchange rate fluctuations on inventory in the International Segment.


Depreciation and amortization
6.4%
Other costs
8.4%
Labor
13.7%
4Q24
71.5%
Raw material and supplies

The fire at the Carambeí plant in August was recognized in the income statement through expenses linked mainly to the production process, structural and equipment recoveries, as well as partial reimbursement of the claim by the insurance company, resulting in a practically neutral impact on 2024's financials. More details can be found in Explanatory Note 1.3 of the Financial Statements.

On a quarter-over-quarter comparison, we observed a 10.7% increase in unit costs from a corporate perspective and a 6.2% increase from a managerial perspective. This cost increase was predominantly driven by:

i) The product mix sold in Brazil, including contributions from the seasonal portfolio.

ii) The increase in grain and oil prices used as raw materials in our production (corn +11% q/q, soybeans +3% q/q, and soybean oil +15.6% q/q[20]).

iii) Inflationary effects on supplies and services (IPCA +4.83%[21]), including domestic freight costs.

iv) The impact of exchange rate fluctuations on inventory in the International segment.

v) Higher production costs at our Türkiye platform.

vi) Provisions for payment of profit sharing.

We observed an increase in production costs compared to the previous quarter when analyzing the theoretical cost index (ICP) from Embrapa[22], mainly influenced by higher grain and poultry/swine genetics costs. These cost pressures impacted producer profitability levels[23], although they remained above the historical average.

Evolution of Embrapa Cost Index and Chicken Producers' Margin (Base 100)


100
170
101
Chicken Producers Margin
Embrapa's Chicken Cost Index

Evolution of Embrapa Cost Index and Swine Producers' Margin (Base 100)


100
161
126
Swine Producers' Margin
Embrapa's Swine Cost Index

20 - Six-month moving average variation of grain and oil prices, 4Q24 vs. 3Q24. Source: Bloomberg and Cepea/ESALQ.
21 - 12-month accumulated variation. Source: IBGE - Brazilian Institute of Geography and Statistics
22 - Variation in Embrapa's Production Cost Index (ICP Poultry and ICP Swine), publicly available on www.embrapa.br
23 - Source: Bloomberg, CEPEA-Esalq, SECEX, and IBGE. Whole chicken and pork carcass prices relative to feed cost adjusted for poultry and swine cycles.

# Operational Expenses

| Operating Expenses (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Selling Expenses* | (2,332) | (2,077) | 12.3% | (2,021) | 15.4% | (8,111) | (7,487) | 8.3% |
| % of the NOR | (13.3%) | (14.4%) | 1.1 p.p. | (13.0%) | (0.3) p.p. | (13.2%) | (14.0%) | 0.8 p.p. |
| General and Administrative Expenses | (298) | (260) | 14.7% | (202) | 47.4% | (953) | (758) | 25.8% |
| % of the NOR | (1.7%) | (1.8%) | 0.1 p.p. | (1.3%) | (0.4) p.p. | (1.6%) | (1.4%) | (0.2) p.p. |
| Operating Expenses | (2,630) | (2,336) | 12.6% | (2,224) | 18.3% | (9,065) | (8,245) | 9.9% |
| % of the NOR | (15.0%) | (16.2%) | 1.2 p.p. | (14.3%) | (0.7) p.p. | (14.8%) | (15.4%) | 0.6 p.p. |

*Includes impairment of accounts receivable of of R$ 28.8 million in 2024 (R$ 32.8 million in 2023) and R$ 2.6 million in 4Q24 (-R$ 0.32 million in 4Q23).

In 2024, the percentage indicator of operating expenses over net revenue decreased by 0.6 p.p. from a corporate view, primarily due to higher revenue dilution, despite increased disbursements related to: i) Marketing and trade marketing expenses, driven by campaigns aimed at boosting sales, such as Sadia's 80th-anniversary campaign, Perdigão's involvement in Estrela da Casa, NFL, and Lollapalooza, among others, ii) Freight costs, due to tariff adjustments, iii) Variable compensation, as a result of achieving targets. From a managerial view, the indicator remained stable compared to the previous year.


Depreciation and amortization
5.9%
Other sales expenses
8.9%
Administrative expenses
10.5%
4Q24
41.8%
Indirect and direct logistic expenses
10.7%
Marketing
22.1%
Salaries and employees benefits

On a quarter-over-quarter basis, we observed an increase of +0.7 p.p. in the corporate view and +0.8 p.p. in the managerial view. This result was also influenced by higher spending on marketing and trade marketing activities, such as the seasonal campaign, as well as increased freight costs and variable compensation due to target achievement.

For more details on this item, refer to Explanatory Note 26 of the Financial Statements.

# Other Operating Results

| Other Operating Results (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Other Operating Results | 32 | 71 | (55.1%) | 33 | (2.7%) | 83 | 251 | (67.0%) |
| % of the NOR | 0.2% | 0.5% | (0.3) p.p. | 0.2% | (0.0) p.p. | 0.1% | 0.5% | (0.4) p.p. |

This performance was primarily driven by the recovery of expenses, contingencies, and net gains from the sale and write-off of assets, among other net effects. For further details on this item, refer to Explanatory Note 26 of the Financial Statements.

# 3. NET FINANCIAL RESULT

| Financial Results (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Financial Income | 333 | 430 | (22.6%) | 344 | (3.4%) | 1,226 | 1,203 | 1.9% |
| Interest on cash and cash equivalents and revenue from securities | 279 | 158 | 76.0% | 284 | (1.8%) | 921 | 637 | 44.4% |
| Interest and other financial revenues | 54 | 272 | (80.1%) | 61 | (10.7%) | 305 | 565 | (46.0%) |
| Financial Expenses | (932) | (912) | (2.3%) | (920) | (1.4%) | (3,646) | (4,136) | (11.9%) |
| Interests on loans and borrowings | (469) | (488) | 3.8% | (492) | 4.6% | (1,903) | (2,157) | (11.8%) |
| Interest on contingencies, leasing and actuarial liabilities | (180) | (109) | (65.6%) | (105) | (71.5%) | (528) | (468) | 12.9% |
| Adjustment to present value | (148) | (198) | 25.5% | (194) | 23.8% | (663) | (1,001) | (33.8%) |
| Other financial expenses | (136) | (118) | (15.6%) | (129) | (5.3%) | (551) | (510) | 8.0% |
| Exchange variation and derivative results, net | 250 | 294 | (14.9%) | 62 | 304.5% | 630 | 113 | 457.4% |
| Exchange rate variation on monetary assets and liabilities | 181 | 78 | 130.6% | (105) | 271.7% | 124 | 161 | (23.2%) |
| Exchange variation on derivatives | (37) | (79) | 53.4% | 31 | (218.8%) | 198 | (312) | (163.5%) |
| Interest and fair value of derivatives | 3 | (17) | 119.6% | (0) | 1237.1% | (27) | (285) | (90.6%) |
| Net monetary gains or losses | 103 | 311 | (67.0%) | 137 | (24.8%) | 335 | 549 | (39.0%) |
| Net Financial Results | (350) | (188) | (86.2%) | (513) | 31.9% | (1,790) | (2,821) | (36.5%) |
| Exchange variation on monetary assets and liabilities and derivatives | 144 | (0) | n.m. | (74) | (293.6%) | 322 | (151) | (313.1%) |

The main components of the net financial result have been grouped into the following categories:

## Financial Revenues

The higher liquidity position of the Company, resulting from cash generation from operations throughout 2024, contributed to higher interest income from cash and cash equivalents, totaling R$ 284 million more than the previous year and R$ 120 million more in 4Q24 compared to 4Q23. Total financial income in 2024 reached R$ 1.226 billion, R$ 23 million higher than in 2023, a year that benefited from higher interest on recoverable taxes and a capital gain of R$ 47 million from the execution of a bond buyback program.

## Financial Expenses

They derive from the effect of the following accounts:

**Interest on loans and financing:** Reduction in interest expenses of R$ 254 million in 2024 compared to 2023, and R$ 18 million in 4Q24 compared to 4Q23, primarily attributed to the decrease in gross debt, achieved through prepayment of liabilities under liability management initiatives, combined with the reduction in the benchmark interest rate (accumulated DI rate: 10.92% in 2024 vs. 13.04% in 2023).

**Adjustment to present value (AVP):** Reduction for both the year and the quarter compared to previous periods, primarily due to the decline in the cost of capital, along with an increase in accounts receivable balances throughout the year, driven by higher net revenue. AVP refers to the financial charge associated with the payment terms of customer and supplier accounts, with a counterpart impact on gross profit.

**Interest on contingencies and leases:** Higher expenses of R$ 60 million in 2024 compared to the previous year, mainly due to higher lease interest expenses of R$ 63 million. In 4Q24, the R$ 71 million increase versus 4Q23 was primarily due to higher interest expenses on tax contingencies.

**Other financial expenses:** Includes bank fees, credit assignment and insurance expenses, taxes on financial income, provisions for tax credit discounts, among other effects. In 2024, financial expenses increased by R$ 41 million compared to 2023, mainly due to higher interest on actuarial liabilities, discounts on the sale of tax credits, and other factors. In 4Q24, financial expenses increased by R$ 18 million compared to 4Q23.

## Monetary and Exchange Variations and Results of Derivatives:

The Company holds financial assets and liabilities denominated in foreign currencies, whose exchange rate fluctuations impact financial results. To hedge this net balance sheet exposure, the Company contracts derivative financial instruments, as detailed in Explanatory Note 23.2.1 of the Financial Statements.

In 2024, the net effect of exchange rate variations on monetary assets and liabilities, along with derivatives used for balance sheet exposure protection, totaled +R$ 322 million. Meanwhile, interest and fair value adjustments on derivatives amounted to -R$ 27 million, representing a reduction of R$ 258 million compared to 2023. This decrease was driven by hedging strategies associated with liability management initiatives, which reduced the need for intensive use of derivatives for exchange rate protection, thereby lowering hedge costs. Additionally, monetary gains related to hyperinflation in Türkiye had a total impact of +R$ 335 million.

In 4Q24, the impact of exchange rate variations on monetary assets and liabilities, including balance sheet exposure hedge derivatives, totaled +R$ 144 million. Interest and fair value adjustments on derivatives amounted to +R$ 3 million, a positive variation of R$ 20 million compared to 4Q23. Lastly, monetary gains of +R$ 103 million were recognized in the quarter, mainly due to the impact of hyperinflation on Turkish operations.

# 4. NET INCOME (LOSS)

| Net Income (Loss) (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Net (Loss) Income | 868 | 754 | 15.0% | 1,137 | (23.7%) | 3,692 | (1,869) | 297.5% |
| Net Margin (%) | 4.9% | 5.2% | (0.3) p.p. | 7.3% | (2.4) p.p. | 6.0% | (3.5%) | 9.5 p.p. |

The Company reported a net income of R$ 3,692 million in 2024, primarily driven by: i) Operational performance, highlighted by 14.5% y/y revenue growth and healthy profitability levels across all product portfolios and business segments. ii) Reduction in net debt, which led to lower interest expenses during the period.

# 5. ADJUSTED EBITDA

| EBITDA (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Consolidated Net Income | 868 | 754 | 15.0% | 1,137 | (23.7%) | 3,692 | (1,869) | 297.5% |
| Income Tax and Social Contribution | 652 | (18) | 3780.0% | 366 | 78.4% | 1,358 | (116) | 1272.1% |
| Net Financial | 350 | 188 | 86.1% | 514 | (32.0%) | 1,791 | 2,821 | (36.5%) |
| Depreciation and Amortization | 953 | 869 | 9.6% | 858 | 11.1% | 3,525 | 3,225 | 9.3% |
| EBITDA | 2,822 | 1,794 | 57.3% | 2,873 | (1.8%) | 10,365 | 4,061 | 155.2% |
| EBITDA Margin (%) | 16.1% | 12.4% | 3.6 p.p. | 18.5% | (2.4) p.p. | 16.9% | 7.6% | 9.3 p.p. |
| airment | 12 | 33 | (62.8%) | - | n.m. | 12 | 33 | (62.8%) |
| est Fair Value | 79 | (188) | 141.9% | - | n.m. | 79 | (188) | 141.9% |
| lge Accounting - Debts | - | - | n.m. | - | n.m. | - | 549 | n.m. |
| cts of Hyperinflation | (108) | 251 | (143.0%) | 84 | (227.9%) | (74) | 249 | (129.9%) |
| me from Associates and Joint Ventures | 4 | 2.7 | 31.5% | 4 | (15.6%) | 14 | 3 | 317.7% |
| atic Events - RS | (6) | 0 | n.m. | 6 | (206.8%) | 113 | - | n.m. |
| er impacts | 0 | 9.8 | (100.0%) | - | n.m. | 0 | 13 | n.m. |
| Adjusted EBITDA | 2,803 | 1,903 | 47.2% | 2,968 | (5.6%) | 10,508 | 4,721 | 122.6% |
| Adjusted EBITDA Margin (%) | 16.0% | 13.2% | 10.4 p.p. | 19.1% | (3.2) p.p. | 17.1% | 8.8% | 8.3 p.p. |

The total impact of the rains in the state of Rio Grande do Sul on BRF's operations in 2024 amounted to -R$ 113 million for the year and +R$ 6 million for the quarter, already net of partial advance received from insurer. This amount was excluded from Adjusted EBITDA to provide a clearer view of the Company's recurring results for the period. The details of the accounting of costs and expenses can be seen in the table below:

| (Million R$) | 4Q24 | 2024 |
|---|---|---|
| Costs of Good Sold | 7 | (104) |
| Selling Expenses | 0 | (4) |
| General and Administrative Expenses | (1) | (5) |
| Total | 6 | (113) |

The amount described above is related to the losses and additional expenses incurred in the production process, for the recovery of structures and equipment, higher logistical expenses, as well as donations. BRF has insurance policies for events of this nature and is in the process of settling this claim.

# 6. CASH FLOW

| Free Cash Flow (Million R$) | 4Q24 | 4Q23 | 3Q24 | 2024 | 2023 |
|---|---|---|---|---|---|
| Adjusted EBITDA | 2,803 | 1,903 | 2,968 | 10,508 | 4,721 |
| Working Capital | (506) | (196) | 296 | (598) | (440) |
| Δ Accounts Receivable | (947) | (733) | 716 | (757) | (881) |
| Δ Inventories | 569 | 1,288 | (873) | (163) | 2,407 |
| Δ Suppliers | (127) | (752) | 452 | 322 | (1,966) |
| Other variations | 652 | 0 | 98 | 864 | 388 |
| Cash Flow from Operating Activities | 2,949 | 1,707 | 3,362 | 10,774 | 4,668 |
| CAPEX with IFRS16 | (995) | (741) | (785) | (3,289) | (3,160) |
| Cash Flow from Operations with Capex | 1,955 | 967 | 2,577 | 7,485 | 1,509 |
| M&A and Sale of Assets | (41) | (0) | 16 | 33 | 351 |
| Cash Flow from Investments | (1,036) | (741) | (769) | (3,256) | (2,808) |
| Cash - Financial Results | (252) | (136) | (276) | (1,017) | (1,266) |
| Interest Income | 253 | 161 | 272 | 884 | 648 |
| Interest Expenses | (374) | (461) | (604) | (1,938) | (2,283) |
| Derivatives (cash) | (111) | (21) | 58 | (94) | (249) |
| FX Variation on Cash and Cash Equivalents | 684 | 104 | (203) | 1,172 | 185 |
| Cash Flow from Financing Activities | 200 | (353) | (754) | (994) | (2,965) |
| Free Cash Flow | 2,114 | 613 | 1,839 | 6,524 | (1,105) |
| Shares Buyback/IoC/Follow-on | (1,589) | 0 | (496) | (2,433) | 5,328 |
| Free Cash Flow | 525 | 613 | 1,343 | 4,092 | 4,223 |
| New Debt Amortizations | 111 | (2,328) | (2,405) | (1,490) | (3,150) |
| Cash Variations | 636 | (1,714) | (1,063) | 2,601 | 1,073 |

The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, see reconciliation on page 30 of this report.

## Free Cash Flow

Free cash flow generation reached R$ 6.5 billion in 2024. In 4Q24, cash generation totaled R$ 2,114 million, which was R$ 1.5 billion higher than in 4Q23. This robust free cash flow generation reflects a solid EBITDA-to-cash conversion, reinforcing efficient capital management and high operational performance. Below, we present a breakdown of the free cash flow components.



10,508
266
-3,256
-994
6,524
Adjusted EBITDA 2024
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Free Cash Flow 2024



2,803
147
-1,036
200
2,114
Adjusted EBITDA 4Q24
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Free Cash Flow 4Q24

## Operating Cash Flow and Cash Conversion Cycle

The operational profit performance in 2024, combined with high cash conversion and continuous optimization of the financial cycle, particularly in finished goods inventories, resulted in an operating cash flow generation of R$ 10.8 billion, 131% higher than in 2023. In 4Q24, operating cash flow reached R$ 2.9 billion, R$ 1.2 billion higher than in 4Q23.

The Company's cash conversion cycle ended the year at 4.1 days, representing a 1.7-day reduction compared to 2023. The company continues to make efforts to optimize its working capital programs, which allow the company to remain efficient in liquidity management, optimizing cash conversion and ensuring greater financial flexibility.

## Investment Cash Flow

Investment cash flow resulted in a total expenditure of R$ 3,256 b

### Growth

### Efficiency

### Support

## Financial Cash Flow

In 2024, the net financial cash flow totaled a cash consumption of R$ 994 million, R$ 1,971 million lower than the previous period, mainly due to the reduction in net interest expenses resulting from lower indebtedness and the contribution of foreign exchange variation on cash and financial investments in hard currencies.

Comparing quarters, net interest expenses and cash-impacting financial expenses decreased by R$ 64 million compared to 4Q23, primarily due to higher liquidity between periods. Incorporating the foreign exchange effects of balance sheet hedging derivatives and Foreign Exchange Variation on Cash and Cash Equivalents, the financial cash flow generated R$ 200 million in cash in 4Q24.

# 7. INDEBTEDNESS

| Debt (Million R$) | At 12.31.2024 | | | At 09.30.2024 | | At 12.31.2023 | |
|---|---|---|---|---|---|---|---|
| | Current | Non-current | Total | Total | Δ % | Total | Δ % |
| Local Currency | (386) | (7,954) | (8,340) | (8,724) | 4.4% | (9,002) | 7.4% |
| Foreign Currency | (1,165) | (11,540) | (12,705) | (10,226) | (24.2%) | (10,591) | (20.0%) |
| Gross Debt | (1,550) | (19,495) | (21,045) | (18,950) | (11.1%) | (19,593) | (7.4%) |
| Cash Investments* | | | | | | | |
| Local Currency | 4,937 | 79 | 5,016 | 5,659 | (11.4%) | 5,592 | (10.3%) |
| Foreign Currency | 7,399 | 305 | 7,704 | 6,425 | 19.9% | 4,526 | 70.2% |
| Total Cash Investments | 12,335 | 385 | 12,720 | 12,084 | 5.3% | 10,119 | 25.7% |
| Net Debt | 10,785 | (19,110) | (8,325) | (6,866) | (21.2%) | (9,475) | 12.1% |

* The cash considered is composed of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.



-3,582
(-37.8%)
-1,149
(-12.1%)
9,475
-10,774
3,256
2,071
1,865
5,892
2,433
8,325
Net Debt 2023
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 2024 excl. shares buyback and IoC
Shares Buyback and IoC
Net Debt 2024



-130
(-1.9%)
+1,459
(+21.2%)
6,866
2,949
1,036
373
1,411
6,736
1,589
8,325
Net Debt 3Q24
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 4Q24 excl. shares buyback and IoC
Shares Buyback and IoC
Net Debt 4Q24

Annual amortizations totaled R$ 3.835 million, resulting from the execution of a gross debt reduction program focused on the prepayment of short- and medium-term debts with higher financial costs. This amount was mainly allocated to: (i) capital markets – R$ 1.1 billion; (ii) bilateral credit lines – R$ 2.4 billion; and (iii) working capital credit lines – R$ 0.3 billion. Fundraising for the year totaled R$ 2.345 million, primarily driven by the issuance of R$ 2.0 billion in Agribusiness Receivables Certificates (CRA) at the end of 2Q24. The average debt maturity ended 4Q24 at 8.4 years, a reduction of 0.6 year compared to 4Q23, and 0.1 year compared to 3Q24.

Net debt totaled R$ 8.325 million in 4Q24, a reduction of R$ 1.149 million compared to 4Q23 and an increase of R$ 1.459 million compared to 3Q24. The Company's net leverage, measured as the ratio between net debt and EBITDA over the past twelve months, reached 0.79x in 4Q24 versus 2.01x in 4Q23 and 0.71x in 3Q24 (equivalent leverage in USD reached 0.96x in 4Q24 versus 2.05x in 4Q23 and 0.94x in 3Q24).

It is noteworthy that the credit rating agency S&P upgraded BRF's global corporate credit rating outlook from "stable" to "positive."

In the normal course of business, the Company may, from time to time, consider repurchasing any of its senior unsecured notes (bonds), debentures, or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reducing capital costs and optimizing foreign exchange indexation of its debt profile. Such repurchases may include open market transactions. In compliance with applicable laws, these transactions may be executed at any time, and the Company is not obligated to acquire any specific amount of the mentioned securities.

The Company reiterates that it has no financial leverage restrictive covenants and reaffirms its commitment to disciplined management of its capital structure, liquidity, and leverage.

## Rating

| Agency | Domestic | Outlook | Global | Outlook |
|---|---|---|---|---|
| Standard & Poor´s | AAA(bra) | Stable | BB | Positive |
| Fitch Ratings | AAA(bra) | Stable | BB+ | Stable |
| Moody's Investors Service | - | - | Ba2 | Stable |



# ESG HIGHLIGHTS

## Climate Change

Climate targets approved by the Science Based Target initiative (SBTi), making us the first company in Brazil's food sector to have targets aligned with the new FLAG methodology, which considers emissions from forests, land use, and agriculture. We achieved our goal of 100% monitoring of grain suppliers in Brazilian biomes, one year ahead of schedule.

## Animal Welfare

We anticipated by one year the fulfillment of our public commitment to certify all global slaughter units under international animal welfare protocols. This milestone was reached with the certification of our operations in Türkiye, adding to the Brazilian units, which have been certified since 2023.

## Natural Resources

Reduction of 11.4% in water consumption compared to the 2020 baseline indicator. In terms of renewable energy, we closed the year with approximately 50% of our electricity consumption sourced from renewable sources.

## Governance and Transparency

For the 17th consecutive year, we were recognized by the market for our practices, maintaining our presence in the B3 ISE and Carbon Efficient Index (ICO2) portfolios. Additionally, our Integrated Report secured 2nd place in the ABRASCA award, organized by the Brazilian Association of Publicly Held Companies in partnership with B3.

## Social Responsibility

The BRF Volunteer Program carried out mobilization initiatives in 100% of the municipalities where the Company operates, generating a positive social impact. As part of the "+Juntos pelo Sul" initiative, the BRF Institute made new deliveries and donations to educational institutions and vulnerable families in the Taquari Valley – RS.



# ANNEXES

## Consolidated Income Statement

| Statements of Income (Loss) (Million R$) | 4Q24 | 4Q23 | Chg. % y/y | 3Q24 | Chg. % q/q | 2024 | 2023 | Chg. % y/y |
|---|---|---|---|---|---|---|---|---|
| Net Operating Revenues | 17,549 | 14,426 | 21.6% | 15,523 | 13.1% | 61,379 | 53,615 | 14.5% |
| Cost of Sales | (13,078) | (11,234) | (16.4%) | (11,312) | (15.6%) | (45,543) | (44,782) | 1.7% |
| % of the NOR | (74.5%) | (77.9%) | 3.4 p.p. | (72.9%) | (1.6) p.p. | (74.2%) | (83.5%) | 9.3 p.p. |
| Gross Profit | 4,471 | 3,193 | 40.0% | 4,210 | 6.2% | 15,836 | 8,834 | 79.3% |
| % of the NOR | 25.5% | 22.1% | 3.3 p.p. | 27.1% | (1.6) p.p. | 25.8% | 16.5% | 9.3 p.p. |
| Operating Expenses | (2,630) | (2,336) | (12.6%) | (2,224) | 18.3% | (9,065) | (8,245) | 9.9% |
| % of the NOR | (15.0%) | (16.2%) | 1.2 p.p. | (14.3%) | (0.7) p.p. | (14.8%) | (15.4%) | 0.6 p.p. |
| Operating Income | 1,841 | 856 | 115.0% | 1,987 | (7.3%) | 6,771 | 589 | 1049.8% |
| % of the NOR | 10.5% | 5.9% | 4.6 p.p. | 12.8% | (2.3) p.p. | 11.0% | 1.1% | 9.9 p.p. |
| Other Operating Results | 32 | 71 | (55.1%) | 33 | (2.7%) | 83 | 251 | (67.0%) |
| Income from Associates and Joint Ventures | (4) | (3) | (31.5%) | (4) | 15.6% | (14) | (3) | 319.0% |
| EBIT | 1,869 | 924 | 102.2% | 2,015 | (7.2%) | 6,840 | 836 | 718.1% |
| % of the NOR | 10.7% | 6.4% | 4.2 p.p. | 13.0% | (2.3) p.p. | 11.1% | 1.6% | 9.6 p.p. |
| Net Financial Expenses | (350) | (188) | (86.1%) | (513) | 31.9% | (1,790) | (2,821) | (36.5%) |
| Income before Taxes | 1,520 | 737 | 106.3% | 1,502 | 1.2% | 5,050 | (1,985) | (354.4%) |
| % of the NOR | 8.7% | 5.1% | 3.6 p.p. | 9.7% | (1.0) p.p. | 8.2% | (3.7%) | 11.9 p.p. |
| Income Tax and Social Contribution | (652) | 18 | (3780.0%) | (366) | (78.4%) | (1,358) | 116 | (1272.1%) |
| % of Income before Taxes | (42.9%) | 2.4% | (45.3) p.p. | (24.3%) | (18.6) p.p. | (26.9%) | (5.8%) | (21.1) p.p. |
| Net Income (Loss) - Continued Op. | 868 | 754 | 15.0% | 1,137 | (23.7%) | 3,692 | (1,869) | (297.6%) |
| % of the NOR | 4.9% | 5.2% | (0.3) p.p. | 7.3% | (2.4) p.p. | 6.0% | (3.5%) | 9.5 p.p. |
| EBITDA | 2,822 | 1,794 | 57.3% | 2,873 | (1.8%) | 10,365 | 4,061 | 155.2% |
| % of the NOR | 16.1% | 12.4% | 3.7 p.p. | 18.5% | (2.4) p.p. | 16.9% | 7.6% | 9.3 p.p. |
| Adjusted EBITDA | 2,803 | 1,903 | 47.2% | 2,968 | (5.6%) | 10,508 | 4,721 | 122.6% |
| % of the NOR | 16.0% | 13.2% | 2.8 p.p. | 19.1% | (3.1) p.p. | 17.1% | 8.8% | 8.3 p.p. |

# Consolidated Balance Sheet

| Statements of Financial Position - Assets (Million R$) | 12.31.24 | 12.31.23 |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | 11,165 | 9,265 |
| Marketable securities | 894 | 448 |
| Trade receivables | 6,075 | 4,766 |
| Notes receivable | 32 | 65 |
| Inventories | 6,728 | 6,629 |
| Biological assets | 2,845 | 2,702 |
| Recoverable taxes | 2,214 | 1,518 |
| Derivative financial instruments | 63 | 109 |
| Prepaid expenses | 176 | 166 |
| Advances | 114 | 123 |
| Restricted cash | 276 | 14 |
| Assets held for sale | 3 | 7 |
| Other current assets | 244 | 143 |
| Total Current Assets | 30,830 | 25,954 |
| Non-Current Assets | | |
| Long-term assets | 9,974 | 10,471 |
| Marketable securities | 324 | 320 |
| Trade and other receivables | 23 | 6 |
| Notes receivable | 8 | 2 |
| Recoverable taxes | 4,545 | 5,001 |
| Deferred income taxes | 2,331 | 2,113 |
| Judicial deposits | 422 | 416 |
| Biological assets | 1,787 | 1,858 |
| Derivative financial instruments | 252 | 530 |
| Restricted cash | 61 | 72 |
| Other non-current assets | 221 | 153 |
| Investments | 129 | 98 |
| Property, Plant and Equipment | 15,068 | 14,609 |
| Intangible | 6,673 | 6,140 |
| Total Non-Current Assets | 31,845 | 31,318 |
| Total Assets | 62,675 | 57,272 |

# Consolidated Balance Sheet

| Balance Sheet - R$ Million | 12.31.24 | 12.31.23 |
|---|---|---|
| Current Liabilities | | |
| Loans and borrowings | 1,230 | 2,452 |
| Trade accounts payable | 13,558 | 12,592 |
| Lease liability | 1,015 | 944 |
| Payroll, related charges and employee profit sharing | 1,557 | 984 |
| Taxes payable | 1,142 | 585 |
| Derivative financial instruments | 383 | 77 |
| Provision for tax, civil and labor risks | 693 | 720 |
| Employee benefits | 95 | 86 |
| Customer advances | 476 | 290 |
| Other current liabilities | 672 | 659 |
| Total Current Liabilities | 20,821 | 19,390 |
| Non-Current Liabilities | | |
| Loans and borrowings | 19,510 | 17,644 |
| Trade accounts payable | 12 | 0 |
| Lease liability | 2,978 | 2,778 |
| Taxes payable | 78 | 91 |
| Provision for tax, civil and labor risks | 1,539 | 483 |
| Deferred income taxes | 2 | 60 |
| Employee benefits | 467 | 454 |
| Derivative financial instruments | 236 | 60 |
| Other non-current liabilities | 533 | 668 |
| Other non-current liabilities | 25,355 | 22,238 |
| Total Liabilities | 46,176 | 41,628 |
| Equity | | |
| Capital | 13,349 | 13,349 |
| Capital reserves | 2,763 | 2,763 |
| Profit reserves | 2,079 | 0 |
| Other equity transactions | (142) | (70) |
| Accumulated losses | 0 | 0 |
| Treasury shares | (1,346) | (96) |
| Other comprehensive loss | (1,619) | (1,023) |
| Attributable to controlling shareholders | 15,086 | 14,923 |
| Non-controlling interests | 1,414 | 720 |
| Total Equity | 16,499 | 15,644 |
| Total Liabilities and Equity | 62,675 | 57,272 |

# Consolidated Statement of Cash Flows

| Statements of Cash Flows (R$ Millions) | 4Q24 | 3Q23 | 2Q24 | 2024 | 2023 |
|---|---|---|---|---|---|
| **Income (loss) from continuing operations** | 868 | 754 | 1,137 | 3,692 | (1,869) |
| Adjustments to reconcile net income to cash generated | 2,404 | 876 | 1,788 | 7,330 | 5,853 |
| **Changes in balance sheet balances** | 3,272 | 1,630 | 94 | 11,022 | 3,984 |
| Trade accounts receivable | (715) | (643) | 854 | (15) | (607) |
| Inventories | 1,029 | 1,391 | (926) | 546 | 1,962 |
| Biological assets - current | (137) | (60) | 33 | (134) | 385 |
| Trade accounts payable | (583) | (1,062) | 132 | (1,156) | (3,295) |
| **Cash generated by operating activities** | 2,867 | 1,255 | 3,018 | 10,264 | 2,429 |
| Interest received | 209 | 152 | 368 | 924 | 456 |
| Other operating assets and liabilities | (303) | 256 | 430 | (411) | 1,055 |
| **Net cash provided by operating activities** | 2,772 | 1,664 | 3,816 | 10,777 | 3,939 |
| Additions to property, plant and equipment | (352) | (163) | (187) | (810) | (792) |
| Additions to biological assets - non-current | (385) | (358) | (356) | (1,454) | (1,457) |
| Proceeds from disposals of property, plant, equipments and investment | 4 | 4 | 16 | 78 | 168 |
| Additions to intangible assets | (26) | (23) | (25) | (159) | (168) |
| Other assets and liabilities from investing activities | (267) | 5 | (96) | (1,154) | (49) |
| **Net cash used in investing activities** | (1,027) | (535) | (648) | (3,499) | (2,114) |
| Proceeds from debt issuance | 112 | 597 | 100 | 2,345 | 3,836 |
| Repayment of debt | (185) | (2,882) | (2,428) | (3,986) | (6,890) |
| Payment of interest | (286) | (317) | (629) | (1,677) | (1,680) |
| Payment of interest derivatives - fair value hedge | 95 | (187) | (52) | (110) | (699) |
| Capital increase through issuance of shares | 0 | (14) | 0 | 0 | 5,313 |
| Buyback Program | (444) | 0 | (496) | (1,288) | 0 |
| Dividends and IoC paid | (1,144) | 0 | 0 | (1,144) | 0 |
| Payment of lease liabilities | (231) | (196) | (217) | (866) | (742) |
| **Net cash provided by (used in) financing activities** | (2,083) | (3,000) | (3,722) | (6,727) | (862) |
| Effect of exchange rate variation on cash and cash equivalents | 780 | 171 | (182) | 1,350 | 170 |
| **Net increase (decrease) in cash and cash equivalents** | 443 | (1,700) | (736) | 1,901 | 1,134 |

The table below shows the reconciliation between the accounting cash flow view and the managerial free cash flow (page 21 of this report).

| Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow 2024 | Variation of accounting cash | APV e Derivatives | Commercial leasing | FX Variation on Cash | FX Variation on Cash Equivalents | Interest Income and Others | (+) Funding and Amortization | Withdrawals and Applications | (+) Shares Buyback/IoC | Managerial cash variation[1] 2024 | (-) Funding and Amortization | (+) Shares Buyback/IoC | Free Cash Flow 2024 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Cash Flow from Operanting Activities | 10,777 | 814 | - | - | - | (544) | - | (273) | - | 10,774 | - | - | 10,774 |
| Cash Flow from Investments | (3,499) | - | (866) | - | - | (0) | - | 1,109 | - | (3,256) | - | - | (3,256) |
| Cash Flow from Financing Activities | (6,727) | (814) | 866 | 1,350 | (178) | 587 | 1,490 | - | 2,433 | (994) | (1,490) | (2,433) | (4,916) |
| Exchange variation on cash and cash equivalents | 1,350 | - | - | (1,350) | - | - | - | - | - | - | - | - | - |
| Total | 1,901 | - | - | - | (178) | 43 | 1,490 | 836 | 2,433 | 6,524 | (1,490) | (2,433) | 2,601 |

| Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow 4Q24 | Variation of accounting cash | APV e Derivatives | Commercial leasing | FX Variation on Cash | FX Variation on Cash Equivalents | Interest Income and Others | (+) Funding and Amortization | Withdrawals and Applications | (+) Shares Buyback/IoC | Managerial cash variation[1] 4Q24 | (-) Funding and Amortization | (+) Shares Buyback/IoC | Free Cash Flow 4Q24 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Cash Flow from Operanting Activities | 2,772 | 260 | - | - | - | (29) | - | (54) | - | 2,949 | - | - | 2,949 |
| Cash Flow from Investments | (1,027) | - | (231) | - | - | (0) | - | 222 | - | (1,036) | - | - | (1,036) |
| Cash Flow from Financing Activities | (2,083) | (260) | 231 | 780 | (96) | 150 | (111) | - | 1,589 | 200 | 111 | (1,589) | (1,278) |
| Exchange variation on cash and cash equivalents | 780 | - | - | (780) | - | - | - | - | - | - | - | - | - |
| Total | 443 | - | - | - | (96) | 121 | (111) | 168 | 1,589 | 2,114 | 111 | (1,589) | 636 |

[1]The variations in Cash Accounting and Managerial Cash have different methodologies for determining the group of accounts that make up cash: Cash Accounting variation considers the variation in the Cash and Cash Equivalents account, while Managerial Cash variation considers the variation in the accounts of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.


brf

# ABOUT US

brf

# FULLY INTEGRATED BUSINESS MODEL
## FROM FARM TO TABLE

**1**
Largest corn and soybean meal consumer in Brazil with **100% traceability** of grains

**2**
**+9 kton**
of feed and Premix produced in 24 units in Brazil

**3**
**~9,000**
Integrated producers responsible for the farming of the animals. Vertical integration system in line with BRF's Global Animal Welfare Program

Portfolio with
POULTRY + PORK


GRAINS
FEED
FARM
FACILITY
DISTRIBUTION
POINT OF SALE

**4**
**Modern industrial platform**,
strategically located close to the main producing regions of grains and consumer markets of the country 44 industrial facilities around the globe, producing +5mm tons of food per year

**5**
**+500,000**
deliveries per month

**~60,000** containers exported to **+120** countries

**6**
Serving
**+415k**
clients globally


brf





# OUR GLOBAL OPERATIONS

**Global cost-efficient operation, with modern and strategically located facilities**

**103** DISTRIBUTION CENTERS

**44** INDUSTRIAL FACILITIES



Asia
Commercial Office
Austria
Commercial Office
Türkiye
3 Industrial Facilities
25 Distribution Centers
Middle East
2 Industrial Facilities
21 Distribution Centers
South Africa
Commercial Office
Brazil
38 Industrial Facilities
53 Distribution Centers
Paraguay
1 Industrial Facility
Chile
Commercial Office
3 Distribution Centers
Uruguay
Commercial Office
1 Distribution Center





# OUR PRODUCTS

**BRF has a broad portfolio with synergies among segments**



## IN NATURA

Poultry and
Pork

Sadia, Perdigão, Banvit, Sadia (ساديا), Perdix, Hilal (هلال), Confidence


EMPANADÍSSIMO
Sadia

## PROCESSED FOODS

Ready meals,
sausages, franks,
cold cuts and
spreads

Sadia, Perdigão, Qualy, Deline, Claybom, Banvit, Sadia (ساديا), Perdix



## INGREDIENTS

Viscera flour,
fats and
hydrolyzed

brf ingredients



## PET

Dry and moist food
and snacks for dogs
and cats

Balance, BIOFRESH SUPERPREMIUM, GRAN PLUS, GUABI NATURAL

# TOP OF MIND PREFERRED BRANDS IN BRAZIL

Sadia

MOST VALUABLE AND PREFERRED BRAZILIAN BRAND by consumers in the food sector

Sadia and Qualy are TOP OF MIND BRANDS for +10 consecutive years

Qualy

Qualy is a TOP-SELLING MARGARINE BRAND In Brazil

PERDIGÃO

Perdigão is the MOST PRESENT BRAND in Brazilian homes

FOLHA TOP of MIND 2024

Sadia

Qualy

**WINNING** together, in Christmas dinners, Smoked sausage, and Margarines



**MARKET SHARE in Processed products**

**40.8%**

# LEADERSHIP OVER DECADES IN THE HALAL MARKET

**DISTRIBUTION CONTROL**
in key markets

**VAST PORTFOLIO OF BRANDS**
with high share of processed food

| | | |
|---|---|---|
| **MARKET SHARE** | **37.4%** In the GCC | **25.7%** in Turkey |



Banvit
ساديا
Sadia
PERDIX
hilal
Confidence

# IR CONTACT

**Investor Relations Website:** https://ri.brf-global.com/

**Investor Relations Phone:** +55 (11) 23225377

**E-mail:** acoes@brf.com

**Fabio Luis Mendes Mariano**
**Chief Financial and Investor Relations Officer**

**Leticia Vaccaro**
**E-mail:** leticia.vaccaro@brf.com

**Fernanda Coutinho**
**E-mail:** fernanda.coutinho@brf.com

**Leonardo Squarizi**
**E-mail:** leonardo.squarizi@brf.com

**Bruno Cunha**
**E-mail:** bruno.cunha@brf.com

**João Vale**
**E-mail:** joao.vale@brf.com

## Press

**E-mail: imprensa@brf.com**

